UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 4, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains the following:-

1.	A news release dated 19 June 2015 entitled ‘VODAFONE GERMANY SECURES ADDITIONAL SPECTRUM’

2.	A news release dated 26 August 2015 entitled ‘VODAFONE TURKEY ACQUIRES SPECTRUM FOR ENHANCED 4G+ SERVICES’

3.	Stock Exchange Announcement dated 1 May 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.	Stock Exchange Announcement dated 15 May 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.	Stock Exchange Announcement dated 1 June 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

6.	Stock Exchange Announcement dated 12 June 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

7.	Stock Exchange Announcement dated 18 June 2015 entitled ‘DIRECTOR DECLARATION’

8.	Stock Exchange Announcement dated 23 June 2015 entitled ‘DIRECTOR DECLARATION’

9.	Stock Exchange Announcement dated 29 June 2015 entitled ‘Vodafone Group plc (the “Company”)’

10.	Stock Exchange Announcement dated 29 June 2015 entitled ‘Vodafone Group plc (the “Company”)’

11.	Stock Exchange Announcement dated 1 July 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

12.	Stock Exchange Announcement dated 6 July 2015 entitled ‘Vodafone Group plc (the “Company”)’

13.	Stock Exchange Announcement dated 14 July 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

14.	Stock Exchange Announcement dated 27 July 2015 entitled ‘Vodafone Group plc (the “Company”)’

15.	Stock Exchange Announcement dated 28 July 2015 entitled ‘RESULT OF ANNUAL GENERAL MEETING’

16.	Stock Exchange Announcement dated 3 August 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

17.	Stock Exchange Announcement dated 3 August 2015 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

18.	Stock Exchange Announcement dated 10 August 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

19.	Stock Exchange Announcement dated 13 August 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

20.	Stock Exchange Announcement dated 25 August 2015 entitled ‘DIRECTOR DECLARATION’

19 June 2015

VODAFONE GERMANY SECURES ADDITIONAL SPECTRUM

Vodafone Germany has secured spectrum for mobile data and voice services in the Federal Network Agency’s auction for a total cost of €2,091million (£1,494 million).

Vodafone has acquired rights to:

•                  2 x 10 MHz in the 700 MHz band;

•                  2 x 10 MHz in the 900 MHz band;

•                  20 MHz in the 1.5 GHz band; and

•                  2 x 25 MHz in the 1.8GHz band.

The spectrum acquired will enhance Vodafone Germany’s 4G network, increasing data traffic capacity and speed on 4G while improving voice quality on GSM services.

Vodafone Germany has the following spectrum holdings before and after the auction:

	Existing Holding		Purchased		Post Purchase
700 MHz	—		2 x 10 MHz	paired	2 x 10 MHz	paired
800 MHz	2 x 10 MHz	paired	—		2 x 10 MHz	paired
900 MHz	2 x 12.4 MHz	paired	2 x 10 MHz	paired	2 x 10 MHz	paired
1500 MHz	—		20 MHz	unpaired	20 MHz	unpaired
1800 MHz	2 x 5.4 MHz	paired	2 x 25 MHz	paired	2 x 25 MHz	paired
2100 MHz	2 x 15 MHz	paired	—		2 x 15 MHz	paired
	1 x 5 MHz	unpaired	—		1 x 5 MHz	unpaired
2600 MHz	2 x 20 MHz	paired	—		2 x 20 MHz	paired
	1 x 25 MHz	unpaired	—		1 x 25 MHz	unpaired

- ends -

Notes for editors

Exchange rate £1.00: €1.40

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 March 2015, Vodafone had 446 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

26 August 2015

VODAFONE TURKEY ACQUIRES SPECTRUM FOR ENHANCED 4G+ SERVICES

Vodafone Turkey has secured 82.8 MHz of spectrum for enhanced mobile data and voice services in the Information and Communication Technology Authority’s auction for a total cost of €778 million (£568 million).

Vodafone Turkey has acquired rights to:

•                  2 x 10 MHz in the 800 MHz band;

•                  2  x 1.4 MHz in the 900 MHz band;

•                  2 x 10 MHz in the 1800 MHz band and

•                  2 x 15 MHz and 1 x 10 MHz in the 2600 MHz band.

The spectrum acquired will enable Vodafone Turkey to improve significantly the speed, coverage and capacity of its mobile data services.  The overall quantity of spectrum bought will allow Vodafone Turkey to offer enhanced 4G+ data speeds using LTE Advanced technology.  The spectrum will be available until April 2029.

Vodafone Turkey has the following spectrum holdings before and after the auction:

	Existing Holding		Purchased		Post Purchase
800 MHz			2 x 10 MHz	Paired	2 x 10 MHz	Paired
900 MHz	2 x 11 MHz	Paired	2 x 1.4 MHz	Paired	2 x 11 MHz 2 x 1.4 MHz	Paired Paired
1800 MHz			2 x 10 MHz	Paired	2 x 10 MHz	Paired
2100 MHz	2 x 15 MHz 1 x 5 MHz	Paired Unpaired			2 x 15 MHz 1 x 5 MHz	Paired Unpaired
2600 MHz			2 x 15 MHz 1 x 10 MHz	Paired Unpaired	2 x 15 MHz 1 x 10 MHz	Paired Unpaired

- ends -

Notes for editors

Exchange Rate £1.00: €1.37

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

Released: 01 May 2015

At: 16.48

RNS: 0825M

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2015:

Vodafone’s issued share capital consists of 28,812,787,188 ordinary shares of US$0.20 20/21 of which 2,300,085,051 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,512,702,137.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 15 May 2015

At: 15:43

RNS: 3783N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 14 May 2015 that on 13 May 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 235.8p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	106
Matthew Kirk	106
Ronald Schellekens	106

END

Released: 01 June 2015

At: 14:55

RNS: 8385O

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2015:

Vodafone’s issued share capital consists of 28,812,815,448 ordinary shares of US$0.20 20/21 of which 2,298,798,842 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,514,016,606.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 12 June 2015

At: 13:33

RNS: 0577Q

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 June 2015 that on 10 June 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 242.4p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	104
Matthew Kirk	102
Ronald Schellekens	104

END

Released: 18 June 2015

At: 09:15

RNS: 5426Q

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by FireEye, Inc (“FireEye”), a NASDAQ listed company, on 17 June 2015, Steve Pusey, Group Chief Technology Officer of Vodafone, has been appointed to the FireEye board of directors.

END

Released: 23 June 2015

At: 14:26

RNS: 9881Q

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by Computacenter plc earlier today, Philip Yea, Non-Executive Director of Vodafone, has been appointed as the Senior Independent non-executive Director of Computacenter plc and the Chairman of its Remuneration Committee with immediate effect.

Also today, Philip Yea retires from the supervisory board of Rocket Internet SE at the conclusion of its AGM.

END

Released: 29 June 2015

At: 17.15

RNS: 5685R

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary shares of US$0.20 20/21
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive awards(1)	No. of vested shares sold (2)	No. of shares transferred (3)
Nick Read*	175,164	82,351	92,813
Rosemary Martin	126,421	59,442	66,979
Ronald Schellekens	150,793	70,897	79,896

* Denotes Director of the Company

(1)                                        These share awards which were granted on 26 June 2013 have vested.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan and were in relation to achievements under the annual bonus for the 2012/13 performance year.  The vesting of these awards, was two years from grant, incorporates dividend equivalent awards accrued during the vesting period and was conditional on continued employment with the Vodafone Group.

(2)                                        The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“UBS CEFS”) were sold on behalf of the PDMRs on 26 June 2015, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.  These share sales were made at 238.0909 pence per share.

(3)                                        The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 26 June 2015 transferred to the PDMRs in satisfaction of the vesting of the awards disclosed in column A, after deduction of shares sold as disclosed in column B.

As a result of the above, the interest in shares (excluding share options and unvested incentive shares) of the following Director is as follows:

Nick Read                                                                                                             1,853,298

The Company was notified of these changes on 29 June 2015.

Released: 29 June 2015

At: 17.15

RNS: 5682R

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

Number of ordinary share of US$0.20 20/21 in the capital of Vodafone Group Plc
Award of performance shares (3)
Vittorio Colao(1)*	1,651,608
Nick Read(1)*	775,537
Johan Wibergh(1)	470,022
Johan Wibergh(2)	104,449
Paolo Bertoluzzo(1)	556,650
Warren Finegold(1)	501,067
Philipp Humm(1)	658,032
Nick Jeffery(1)	488,823
Matthew Kirk(1)	366,617
Rosemary Martin(1)	413,620
Ronald Schellekens(1)	465,322
Serpil Timuray(1)	416,467

* Denotes Director of the Company

(1) Conditional awards of shares were granted on 26 June 2015 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 125% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2015 to 31 March 2018 relative to a peer group of seven companies within the Telecoms sector. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 250%: for maximum free cash flow performance (125%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 90 of the Company’s 2015 Annual Report, available at www.vodafone.com/investor.

(2) An additional conditional award of shares was granted on 26 June 2015 by the Company.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan, will vest in two years from grant and is conditional on continued employment with the Vodafone Group.

(3) The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

The Company was notified of these changes on 26 June 2015.

Released: 01 July 2015

At: 10.28

RNS: 8438R

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2015:

Vodafone’s issued share capital consists of 28,812,827,368 ordinary shares of US$0.20 20/21 of which 2,297,156,210 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,515,671,158.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 06 July 2015

At: 15.08

RNS: 2939S

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary shares of US$0.20 20/21
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive awards(1)	No. of vested shares sold (2)	No. of shares transferred (3)
Nick Jeffery	151,774	71,501	80,273
Serpil Timuray	154,824	54,320	100,504

(4)                                        These share awards which were granted on 3 July 2012 have vested.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan. 50% of the awards were based on continued employment over the vesting period and vested entirely.  The remaining 50% of the awards were based on the adjusted free cash flow for the three year period ended on 31 March 2015 and following assessment of the performance and employment conditions, all of the shares comprised in this award lapsed.

(5)                                        The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“UBS CEFS”) were sold on behalf of the PDMRs on 3 July 2015, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.  These share sales were made at 231.41 pence per share.

(6)                                        The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 3 July 2015 transferred to the PDMRs in satisfaction of the vesting of the awards disclosed in column A, after deduction of shares sold as disclosed in column B.

As stated on page 85 of the Vodafone Group Plc Annual Report 2015 the GLTI awards made to PDMRs on 3 July 2012 lapsed on 3 July 2015.

The Company was notified of these changes on 6 July 2015.

Released: 14 July 2015

At: 12:34

RNS: 0123T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 July 2015 that on 10 July 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 235.05p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	106
Matthew Kirk	108
Ronald Schellekens	106

END

Released: 27 July 2015

At: 13.43

RNS: 1902U

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that on 24 July 2015 the persons discharging managerial responsibility (“PDMRs”) noted below, were granted options under the Vodafone Group 2008 Sharesave Plan over the number of ordinary shares of US$0.20 20/21 each in the Company (“Ordinary Shares”) shown below at a price of 189.17 per share.

	Number of ordinary share of US$0.20 20/21 in the capital of Vodafone Group Plc
Matthew Kirk	4,757	(1)
Rosemary Martin	1,903	(1)
Johan Wibergh	7,929	(2)

(1)                The option is exercisable three years from the savings contract start date provided that the required monthly savings are made.

(2)                The option is exercisable five years from the savings contract start date provided that the required monthly savings are made.

END

Released: 28 July 2015

At: 15.25

RNS: 3396U

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on Tuesday 28 July 2015 at 11.00 am.

The results of polls on all 21 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the directors and the auditor for the year ended 31 March 2015	18,053,412,771	68.01	18,045,588,116	99.96	7,824,655	0.04	65,903,601
2.	To re-elect Gerard Kleisterlee as a director	18,065,334,836	68.05	17,891,382,798	99.04	173,952,038	0.96	53,927,329
3.	To re-elect Vittorio Colao as a director	18,069,517,384	68.07	18,053,798,992	99.91	15,718,392	0.09	49,751,478
4.	To re-elect Nick Read as a director	18,069,397,138	68.07	17,899,346,914	99.06	170,050,224	0.94	49,857,373
5.	To re-elect Sir Crispin Davis as a director	18,069,455,272	68.07	17,954,747,451	99.37	114,707,821	0.63	49,785,400
6.	To elect Dr Mathias Döpfner as a director in accordance with the Company’s Articles of Association.	18,068,986,019	68.06	17,992,681,636	99.58	76,304,383	0.42	50,244,679
7.	To re-elect Dame Clara Furse as a director.	18,069,679,216	68.07	18,041,804,180	99.85	27,875,036	0.15	49,570,868
8.	To re-elect Valerie Gooding as a director	18,069,719,821	68.07	18,035,505,617	99.81	34,214,204	0.19	49,557,680
9.	To re-elect Renee James as a director	18,069,681,337	68.07	18,049,479,995	99.89	20,201,342	0.11	49,603,464
10.	To re-elect Samuel Jonah as a director	18,069,427,074	68.07	18,017,021,945	99.71	52,405,129	0.29	49,842,781
11.	To re-elect Nick Land as a director	18,067,623,927	68.06	18,014,373,462	99.71	53,250,465	0.29	51,625,261
12.	To re-elect Philip Yea as a director	18,021,983,891	67.89	17,631,067,580	97.83	390,916,311	2.17	97,163,449
13.	To declare a final dividend of 7.62 pence per ordinary share for the year ended 31 March 2015.	18,072,957,301	68.08	18,067,572,703	99.97	5,384,598	0.03	46,268,980
14.	To approve the Remuneration Report of the Board for the year ended 31 March 2015.	17,565,725,621	66.17	17,072,436,151	97.19	493,289,470	2.81	553,520,692
15.	To reappoint PricewaterhouseCoopers LLP as auditor to the Company until the end of the next general meeting at which accounts are laid before the Company.	17,909,762,916	67.46	17,866,169,080	99.76	43,593,836	0.24	209,468,719
16.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	18,070,168,023	68.07	18,040,213,622	99.83	29,954,401	0.17	49,055,834
17.	To authorise the directors to allot shares	18,027,093,597	67.91	16,636,168,168	92.28	1,390,925,429	7.72	116,709,126
18.	To authorise the directors to dis-apply pre-emption rights	17,715,916,288	66.73	16,581,550,978	93.60	1,134,365,310	6.40	403,317,160
19.	To authorise the Company to purchase its own shares	18,041,266,298	67.96	17,995,701,374	99.75	45,564,924	0.25	77,948,761
20.	To authorise political donations and expenditure	17,984,235,347	67.74	17,127,710,892	95.24	856,524,455	4.76	135,038,271
21.	To authorise the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice	18,064,999,641	68.05	16,142,065,109	89.36	1,922,934,532	10.64	54,303,650

The number of ordinary shares in issue on 24 July 2015 (excluding shares held in Treasury) was 26,546,996,574.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 17 and 20 were passed as ordinary resolutions and Resolutions 18, 19 and 21 were passed as special resolutions.

A copy of Resolutions 20 and 21, passed as special business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

Released: 03 August 2015

At: 10.16

RNS: 8648U

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 July 2015:

Vodafone’s issued share capital consists of 28,813,324,498 ordinary shares of US$0.20 20/21 of which 2,266,277,386 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,547,047,112.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 03 August 2015

At: 11.05

RNS: 8726U

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		2,618,961

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		1,002,046

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		2008 Sharesave Option Scheme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		681,004

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		934,013

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		85,175

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Unapproved Share Option Scheme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		243,069

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		26,866,249

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		17,439,140

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		497,130

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,942,010

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 03 August 2015

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme

Period of return:	From:	01 February 2015	To:	31 July 2015

Balance of unallotted securities under scheme(s) from previous return:		72,783

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		41,200

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		31,583

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

Released: 10 August 2015

At: 15.44

RNS: 6243V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R (1), the Company gives notice that it was advised by Computershare Trustees Limited on 10 August 2015 that the persons discharging managerial responsibility noted below, acquired the following number of Ordinary Shares of US$0.20 20/21 each in the Company on 5 August 2015, at the price of 244.64p per share through reinvestment of dividend in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	479
Matthew Kirk	390
Ronald Schellekens	241

END

Released: 13 August 2015

At: 16.45

RNS: 0333W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 August 2015 that on 12 August 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 239.15p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	104
Matthew Kirk	104
Ronald Schellekens	104

END

Released: 25 August 2015

At: 13.57

RNS: 0321X

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, Renee James, a director of the Company, has been appointed to the board of directors of Sabre Corporation (NASDAQ: SABR) as a Non-Executive Director with effect from 3 August 2015.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 4, 2015

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary